SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)

Allied Nevada Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019344100

(CUSIP Number)

Rebecca Rivenbark

9790 Gateway Drive

Reno, Nevada 89521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2012

(Date of Event which Requires Filing of this Statement)

*	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

(Page 1 of 6 Pages)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019344100	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Carl Pescio
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 150,000
	8.	Shared Voting Power 4,403,800
	9.	Sole Dispositive Power 150,000
	10.	Shared Dispositive Power 4,403,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%*
14.	Type of Reporting Person IN

*	The percentage is calculated using the total number of shares of Common Stock, par value $0.001, (the “Shares”) beneficially owned by the Reporting Person and based on 89,620,544 Shares outstanding as of August 7, 2012 and an aggregate of 150,000 options to purchase Shares of the Issuer that are exercisable by Carl Pescio within 60 days. All references to the number of Shares outstanding are as of August 7, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No. 019344100	13D	Page 3 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Janet Pescio
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,403,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,403,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,403,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.9%*
14.	Type of Reporting Person IN

*	The percentage is calculated using the total number of Shares beneficially owned by the Reporting Person and based on 89,620,544 Shares outstanding as of August 7, 2012. All references to the number of Shares outstanding are as of August 7, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No. 019344100	13D	Page 4 of 6 Pages

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Shares of Allied Nevada Gold Corp., a Delaware corporation (the “Issuer”), which has its principal executive office at 9790 Gateway Drive, Reno, Nevada 89521. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 21, 2007 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on June 6, 2009 (“Amendment No. 1”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On August 13, 2010, the Reporting Persons sold 2,000,000 Shares at a weighted average sales price of Cdn.$19.0031 (the “August 2010 Sale”), for an aggregate price of approximately US$36,540,000, calculated using an exchange rate as of noon on August 13, 2010 of Cdn.$1.00 = US$1.0241. The individual sales prices in connection with the August 2010 Sale ranged from Cdn.$19.00 to Cdn.$19.83, a detailed breakout of the pricing will be provided by the Reporting Persons upon request.

On September 17, 2012, the Reporting Persons sold 250,000 Shares, in a block trade with a broker-dealer at a price of Cdn.$37.80 per Share, for an aggregate price of US$9,689,085, calculated using an exchange rate as of the close of business on September 17, 2012 of Cdn.$1.00 = US$1.0253; on September 19, 2012, the Reporting Persons sold 350,000 Shares, in a block trade with a broker-dealer at a price of Cdn.$37.00 per Share, for an aggregate price of US$13,289,290, calculated using an exchange rate as of the close of business on September 19, 2012 of Cdn.$1.00 = US$1.0253; on September 20, 2012, the Reporting Persons sold 150,000 Shares, in a block trade with a broker-dealer at a price of Cdn.$37.00 per Share, for an aggregate price of US$5,683,500, calculated using an exchange rate as of the close of business on September 20, 2012 of Cdn.$1.00 = US$1.0241; and on September 21, 2012, the Reporting Persons sold (i) 146,000 Shares, in a block trade with a broker-dealer at a price of Cdn.$37.40 per Share, for an aggregate price of US$5,593,260, and (ii) 200 Shares, in a block trade with a broker-dealer at a price of Cdn.$37.49 per Share, for an aggregate price of US$7,680, in each case of (i) and (ii), aggregate prices are calculated using an exchange rate as of the close of business on September 21, 2012 of Cdn.$1.00 = US$1.0242 (collectively, the “September 2012 Sales”).

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, C. Pescio may be deemed to be the beneficial owner of an aggregate of 4,553,800 Shares, including 50,000 options to purchase Shares of the Issuer,

CUSIP No. 019344100	13D	Page 5 of 6 Pages

exercisable within the next 60 days at an exercise price of $6.34 per Share, and 100,000 options to purchase Shares of the Issuer, exercisable within the next 60 days at an exercise price of $4.35 per Share. The number of Shares beneficially owned by C. Pescio represents 5.1% of the total number of Shares outstanding. As of the date hereof, J. Pescio may be deemed to be the beneficial owner of 4,403,800 Shares, which represents 4.9% of the total number of Shares outstanding.

The Reporting Persons share voting and dispositive power over 4,403,800 Shares. C. Pescio has sole voting and dispositive power with respect to an aggregate of 150,000 options to purchase Shares that are exercisable by C. Pescio within 60 days.

Items 5(c) of the Schedule 13D is amended and supplemented as follows:

(c) The September 2012 Sales were completed on September 17, 2012, September 19, 2012, September 20, 2012 and September 21, 2012, as described in Item 4 of the Schedule 13D, as amended by this Amendment No. 2.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2012

/s/ Carl Pescio
Carl Pescio, individually

/s/ Janet Pescio
Janet Pescio, individually

[Signature Page to Amendment No. 2 to Schedule 13D]